Exhibit 99.1

ASX/Media Release

Immutep to Announce New TACTI-002 Data at the

2022 World Conference on Lung Cancer

SYDNEY, AUSTRALIA – 27 June 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for cancer and autoimmune disease, announces new data from second line non-small cell lung cancer patients (Part B) in the Phase II TACTI-002 trial has been selected for a poster presentation at the IASLC 2022 World Conference on Lung Cancer (WCLC 2022) taking place in-person and online from 6-9 August 2022 in Vienna, Austria.

The abstract for the poster will be available from 6:00 pm EST on 8 July 2022 at wclc2022.iaslc.org and will subsequently be made available on Immutep’s website at www.immutep.com.

The poster presentation including an audio recording by TACTI-002 Principal Investigator, Prof Martin Forster, will also be made available after the poster presentation session (date below).

TACTI-002 Abstract

Title:	TACTI-002: A phase II study of eftilagimod alpha (soluble LAG-3) & pembrolizumab in 2nd line PD-1/PD-L1 refractory metastatic NSCLC
Session Title:	Metastatic Non-small Cell Lung Cancer – Immunotherapy
Session Number:	EP08.01
Presentation Session:	7-8 August 2022, 9:45 am – 6:00 pm CET
Presenting Author:	Martin Forster M.D., Ph.D., University College London
Control #:	82

About WCLC 2022

WCLC is the world’s largest international gathering of clinicians, researchers and scientists in the field of lung cancer and thoracic oncology. It is held by the International Association for the Study of Lung Cancer (IASLC) which is a global network of more than 8,000 lung and thoracic cancer specialists from all disciplines dedicated to the study and eradication of lung cancer and other thoracic malignancies. Visit wclc2022.iaslc.org for more.

About TACTI-002

TACTI-002 (Two ACTive Immunotherapies) is a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Rahway, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of Immutep’s eftilagimod alpha with MSD’s KEYTRUDA® (pembrolizumab) in up to 189 patients with second line head and neck squamous cell carcinoma (HNSCC) or non-small cell lung cancer (NSCLC) in first and second line.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited, Marc Voigt.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889